UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 2)

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

292034 30 3

(CUSIP Number)

Philippe E. Mulacek
25025 Interstate 45, STE 420
The Woodlands, TX 77380
(281) 364-7800

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 25, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO. 292034 30 3	13D	Page 2 of 10 pages

1	NAMES OF REPORTING PERSONS
Phil E. Mulacek

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,126,376*

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,126,376*

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,126,376*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Includes 40,000 shares issuable upon the exercise of stock options that are currently exercisable.

CUSIP NO. 292034 30 3	13D	Page 3 of 10 pages

This Schedule 13D (Amendment No. 2) amends and restates in its entirety the Schedule 13D that was originally filed on April 12, 2021, as amended through Amendment No. 1 filed on June 28, 2024. All pricing and share references give effect to and reflect the 1-for-4 reverse common stock split effective March 7, 2022.

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $0.001 per share (“Common Stock”), of Empire Petroleum Corporation (the “Company”).

The address of the Company’s principal executive office is 2200 S. Utica Place, Suite 150, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The business address of Mr. Mulacek is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380.

Mr. Mulacek is engaged in the oil and gas business and is the founder and President of Petroleum Independent & Exploration LLC, a Nevada limited liability company (“PIE”).

Mr. Mulacek has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Mulacek has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Mulacek is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 6, 2020, the Company and a wholly owned subsidiary of the Company entered into several agreements with entities controlled by Mr. Mulacek, including a securities purchase agreement dated (the “Securities Agreement”) with PIE, pursuant to which PIE purchased (a) 875,000 shares of Common Stock, (b) a warrant to purchase up to 656,250 shares of Common Stock at an exercise price of $0.80 per share (the “PIE-1 Warrant”), (c) a warrant to purchase up to 450,000 shares of Common Stock at an exercise price of $1.00 per share (the “PIE-2 Warrant”), (d) a warrant to purchase up to 2,034,129 shares of Common Stock at an exercise price of $0.40 per share (the “PIE-3 Warrant”), and (e) a warrant to purchase up to 2,766,666 shares of Common Stock at an exercise price of $0.564 per share (the “PIE-4 Warrant” and, collectively with the PIE-1 Warrant, the PIE-2 Warrant, and the PIE-3 Warrant, the “PIE Warrants”), for an aggregate purchase price of $525,000. The purchase price was funded using Mr. Mulacek’s personal funds.

Prior to March 12, 2021, PIE (a) partially assigned (i) 1,708,295 of the PIE Warrants to Mr. Mulacek, (ii) 371,250 of the PIE Warrants to Big Red Revocable Trust, (iii) 282,500 of the PIE Warrants to Five Sterling LP, and (iv) 3,245,000 of the PIE Warrants to certain third parties unaffiliated with Mr. Mulacek and (b) assigned the right to receive 225,000, 31,250 and 593,750 shares of Common Stock to Mr. Mulacek, Five Sterling LP and certain third parties unaffiliated with Mr. Mulacek, respectively. Each of Big Red Revocable Trust and Five Sterling LP is controlled by Mr. Mulacek.

CUSIP NO. 292034 30 3	13D	Page 4 of 10 pages

On March 12, 2021: (a) the PIE-1 Warrant was exercised by (i) PIE with respect to 25,000 shares of Common Stock at an aggregate exercise price of $20,000, (ii) Mr. Mulacek with respect to 175,000 shares of Common Stock at an aggregate exercise price of $140,000, (iii) Big Red Revocable Trust with respect to 33,750 shares of Common Stock at an aggregate exercise price of $27,000, and (iv) Five Sterling LP with respect to 32,500 shares of Common Stock at an aggregate exercise price of $26,000; (b) the PIE-2 Warrant was exercised by (i) PIE with respect to 25,000 shares of Common Stock at an aggregate exercise price of $25,000, (ii) Mr. Mulacek with respect to 62,500 shares of Common Stock at an aggregate exercise price of $62,500, (iii) Big Red Revocable Trust with respect to 37,500 shares of Common Stock at an aggregate exercise price of $37,500, and (iv) Five Sterling LP with respect to 50,000 shares of Common Stock at an aggregate exercise price of $50,000; and (c) the PIE-3 Warrant was exercised by (i) PIE with respect to 150,000 shares of Common Stock at an aggregate exercise price of $60,000, (ii) Mr. Mulacek with respect to 569,129 shares of Common Stock at an aggregate exercise price of $227,652, (iii) Big Red Revocable Trust with respect to 200,000 shares of Common Stock at an aggregate exercise price of $80,000, and (iv) Five Sterling LP with respect to 100,000 shares of Common Stock at an aggregate exercise price of $40,000. On March 24, 2021, the PIE-4 Warrant was exercised by (a) PIE with respect to 100,000 shares of Common Stock at an aggregate exercise price of $56,400, (b) Mr. Mulacek with respect to 901,666 shares of Common Stock at an aggregate exercise price of $508,540, (iii) Big Red Revocable Trust with respect to 100,000 shares of Common Stock at an aggregate exercise price of $56,400, and (iv) Five Sterling LP with respect to 100,000 shares of Common Stock at an aggregate exercise price of $56,400. The exercise prices under the PIE Warrants were funded using Mr. Mulacek’s personal funds.

On March 15, 2021, and March 16, 2021, Mr. Mulacek’s spouse purchased 724 shares of Common Stock at $5.0688 weighted average price per share in the open market using her personal funds.

Between March 15, 2021, and March 22, 2021, Five Sterling LP purchased 2,249 shares of Common Stock at $4.9277 weighted average price per share in the open market using Mr. Mulacek’s personal funds.

On March 30, 2021, the Company closed an offering of shares of Common Stock along with warrants to purchase shares of Common Stock. In connection with such offering: (a) Mr. Mulacek’s spouse purchased 15,000 shares of Common Stock and a warrant to purchase up to 15,000 shares of Common Stock at an exercise price of $2.00 per share for an aggregate purchase price of $21,000; (b) Big Red Revocable Trust purchased 7,500 shares of Common Stock and a warrant to purchase up to 7,500 shares of Common Stock at an exercise price of $2.00 per share for an aggregate purchase price of $10,500; (c) Mr. Mulacek purchased 206,250 shares of Common Stock and a warrant to purchase up to 206,250 shares of Common Stock at an exercise price of $2.00 per share for an aggregate purchase price of $288,755; (d) PIE purchased 99,500 shares of Common Stock and a warrant to purchase up to 99,500 shares of Common Stock at an exercise price of $2.00 per share for an aggregate purchase price of $139,300; and (e) Five Sterling LP purchased 15,000 shares of Common Stock and a warrant to purchase up to 15,000 shares of Common Stock at an exercise price of $2.00 per share for an aggregate purchase price of $21,000. Such purchase prices were funded using personal funds of Mr. Mulacek or his spouse. Mr. Mulacek assigned the warrant to purchase up to 206,250 shares of Common Stock at an exercise price of $2.00 per share to Energy Evolution Master Fund, Ltd. (“EEF”) as to 150,000 shares and to an unaffiliated third party as to the remaining 56,250 shares.

On May 14, 2021, Empire New Mexico LLC, a Delaware limited liability company and wholly owned subsidiary of the Company d/b/a Green Tree New Mexico, issued that certain Unsecured Convertible Note due May 9, 2022 in the aggregate principal amount of $1,500,000 (the “Unsecured Convertible Note”) to Mr. Mulacek.  The Unsecured Convertible Note was purchased using Mr. Mulacek’s personal funds. Under the Unsecured Convertible Note, 100% of the principal amount outstanding together with accrued interest thereon may be converted at a conversion price of $5.00 per share into Common Stock, or an aggregate of 300,000 shares of Common Stock (without giving effect to any interest that may be converted).  Effective as of May 14, 2021, Mr. Mulacek converted the Unsecured Convertible Note in full by acquiring 300,000 shares of Common Stock, then contributed such 300,000 shares to EEF.

CUSIP NO. 292034 30 3	13D	Page 5 of 10 pages

To incentivize Mr. Mulacek to purchase the Unsecured Convertible Note, executive officers of the Company entered into arrangements with Mr. Mulacek, pursuant to which Mr. Mulacek had the right to purchase up to 150,000 shares of Common Stock from such executive officers for $3.00 per share.  Mr. Mulacek contributed such rights to EEF.

On June 18, 2021, Mr. Mulacek purchased 250 shares of Common Stock at $7.5116 per share in the open market using personal funds.

On September 28, 2021, Mr. Mulacek purchased 225 shares of Common Stock at $6.52 per share in the open market using personal funds.

On February 28, 2022, as compensation for serving on the Board of Directors of the Company (the “Board”), the Board granted to Mr. Mulacek under the Company’s 2021 Stock and Incentive Compensation Plan (the “2021 Plan”) restricted stock units for 6,000 shares of Common Stock, which vest 13 months after the date of the grant. The restricted stock units vested in full in March 2023 and the 6,000 shares were issued to Mr. Mulacek.

On May 25, 2022, as compensation for serving on the Board, the Board granted to Mr. Mulacek under the 2021 Plan restricted stock units for 15,000 shares of Common Stock, which vest 13 months after the date of the grant. The restricted stock units vested in full in June 2023 and the 15,000 shares were issued to Mr. Mulacek.

On June 9, 2022, Mr. Mulacek’s spouse purchased 15,000 shares of Common Stock through the exercise of a warrant at an exercise price of $2.00 per share for an aggregate exercise price of $30,000 using personal funds.

On June 29, 2022, Mr. Mulacek purchased shares of Common Stock in the open market using personal funds as follows: 17,055 shares at $10.5634 per share and 1,853 shares at $10.7084 per share.

On June 30, 2022, Mr. Mulacek purchased shares of Common Stock in the open market using personal funds as follows: 42,209 shares at $11.6051 per share, 345 shares at $10.8971 per share, 6 shares at $10.80 per share and 1,910 shares at $10.6741 per share.

On June 30, 2022, Five Sterling LP purchased 15,000 shares of Common Stock through the exercise of a warrant at an exercise price of $2.00 per share for an aggregate exercise price of $30,000 using working capital.

On June 30, 2022, PIE assigned a warrant to purchase up to 99,500 shares of Common Stock at an exercise price of $2.00 per share to personnel working on Company matters to incentivize such personnel as follows: 74,500 shares at a price of $2.64 per share, 15,000 shares at a price of $4.00 per share and 10,000 shares at a price of $3.00 per share.

On June 30, 2022, Big Red Revocable Trust assigned a warrant to purchase up to 7,500 shares of Common Stock at an exercise price of $2.00 per share to personnel working on Company matters to incentivize such personnel at a price of $2.64 per share.

CUSIP NO. 292034 30 3	13D	Page 6 of 10 pages

On September 16, 2022, Mr. Mulacek purchased 47,376 shares of Common Stock at $11.9157 weighted average price per share in the open market using personal funds.

On September 19, 2022, Mr. Mulacek purchased 90,759 shares of Common Stock at $11.7834 weighted average price per share in the open market using personal funds.

On September 20, 2022, Mr. Mulacek purchased 100 shares of Common Stock at $12.00 per share in the open market using personal funds.

On October 11, 2022, as compensation for serving on the Board, the Board granted to Mr. Mulacek under the Company’s 2022 Stock and Incentive Compensation Plan (the “2022 Plan”) restricted stock units for 7,500 shares of Common Stock, which vest 13 months after the date of the grant. The restricted stock units vested in full in November 2023 and the 7,500 shares were issued to Mr. Mulacek.

On December 19, 2022, Mr. Mulacek purchased 94,707 shares of Common Stock at $9.95 per share in the open market using personal funds.

On December 30, 2022, as compensation for serving on the Board, the Board granted to Mr. Mulacek under the 2022 Plan restricted stock units for 7,500 shares of Common Stock, which vest 13 months after the date of the grant. The restricted stock units vested in full in January 2024 and the 7,500 shares were issued to Mr. Mulacek.

On May 30, 2023, Mr. Mulacek purchased 5,153 shares of Common Stock at $8.83 weighted average price per share in the open market using personal funds.

On May 31, 2023, Mr. Mulacek purchased 20,377 shares of Common Stock at $8.99 weighted average price per share in the open market using personal funds.

On June 8, 2023, as compensation for serving on the Board, the Board granted to Mr. Mulacek under the 2022 Plan (i) restricted stock units for 10,000 shares of Common Stock, which vest 13 months after the date of the grant and (ii) a non-qualified stock option to purchase 40,000 shares of Common Stock at an exercise price of $11.83 per share. The option expires on June 8, 2028 and vests in four equal quarterly installments beginning on September 8, 2023. The restricted stock units vested in full in July 2024 and the 10,000 shares were issued to Mr. Mulacek.

On September 19, 2023, Mr. Mulacek made a bridge loan to Empire North Dakota LLC, a Delaware limited liability company (“Empire North Dakota”) and a wholly owned subsidiary of the Company, in the amount of $5.0 million with a maturity date of October 31, 2023 (the “Bridge Loan”). On October 31, 2023, Mr. Mulacek entered into an amendment to the Bridge Loan with Empire North Dakota for the sole purpose of extending the maturity date of the Bridge Loan from October 31, 2023 to November 9, 2023. On November 9, 2023, Mr. Mulacek amended and restated the Bridge Loan with Empire North Dakota (the “Amended and Restated Bridge Loan”) for the purpose of, among other things: (a) extending the maturity date of the Bridge Loan from November 9, 2023 to December 31, 2024; and (b) providing that interest payments will be paid in shares of Common Stock instead of cash on each of the following dates (or if any such date is not a business day, the next following business day), except upon the occurrence of an Event of Default (as defined in the Amended and Restated Bridge Loan), in which case interest will accrue and be paid in cash on demand: (i) November 16, 2023; (ii) December 31, 2023; (iii) March 31, 2024; (iv) June 30, 2024; (v) September 30, 2024; and (v) December 31, 2024.

CUSIP NO. 292034 30 3	13D	Page 7 of 10 pages

On November 29, 2023, the Company entered into a Securities Purchase Agreement with Mr. Mulacek, which Agreement was amended on December 1, 2023, pursuant to which Mr. Mulacek purchased from the Company (a) 609,013 shares of Common Stock for an aggregate purchase price of $5,000,000 (or $8.21 per share) in cash and (b) 631,832 shares of Common Stock for an aggregate purchase price of $5,054,657.53 (or $8.00 per share) which was paid through cancellation and extinguishment of the outstanding principal amount and all accrued interest thereon under the Amended and Restated Bridge Loan  (the “Securities Purchase Agreement”). Mr. Mulacek used his personal funds for the purchase of the shares described in this paragraph that were purchased with cash. The Securities Purchase Agreement also contains certain covenants, representations and warranties, and other customary terms and conditions, including the Company using its commercially reasonable best efforts to register the resale of the shares of Common Stock of the Company acquired under the Securities Purchase Agreement under the Securities Act of 1933, as amended, by February 15, 2024.

On March 7, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company’s prospectus supplement dated March 7, 2024, as supplemented by the Company’s prospectus supplement dated March 28, 2024 (the “Rights Offering”). Pursuant to the Rights Offering, each holder of Common Stock of record as of March 7, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.161 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.00 per whole share of Common Stock.

The Rights Offering expired at 5:00 p.m., Eastern Time, on April 10, 2024 and was fully subscribed. On April 22, 2024, pursuant to the exercise in full of subscription rights, including over-subscription rights, (a) Mr. Mulacek purchased 918,461 shares of Common Stock for an aggregate subscription price of $4,592,305; (b) PIE purchased 109,836 shares of Common Stock for an aggregate subscription price of $549,180; (c) Big Red Revocable Trust purchased 97,994 shares of Common Stock for an aggregate subscription price of $489,970 (d) Five Sterling LP purchased 89,516 shares of Common Stock for an aggregate subscription price of $447,580; and (e) Mr. Mulacek’s spouse purchased 7,937 shares of Common Stock for an aggregate subscription price of $39,685. The subscription prices were funded using Mr. Mulacek’s personal funds.

On June 25, 2024, Mr. Mulacek purchased 33,295 shares of Common Stock at $5.29 weighted average price per share in the open market using personal funds.

On June 28, 2024, Mr. Mulacek purchased 4,648 shares of Common Stock at $5.39 per share in the open market using personal funds.

On June 28, 2024, PIE purchased 600 shares of Common Stock at $5.62 per share in the open market using working capital.

On August 16, 2024, PIE acquired 205,427 shares of Common Stock from the Company (based on a price of $5.16 per share) as payment in full of the aggregate outstanding principal amount and accrued interest of $1,060,004 under that certain Term Loan Agreement dated as of August 6, 2020 between PIE, as lender, and the Company’s wholly owned subsidiary, Empire Texas LLC, a Delaware limited liability company, as borrower.

On September 25, 2024, Mr. Mulacek purchased 1,373 shares of Common Stock at $4.98 weighted average price per share in the open market using personal funds.

On September 30, 2024, Mr. Mulacek purchased 741 shares of Common Stock at $5.16 weighted average price per share in the open market using personal funds.

CUSIP NO. 292034 30 3	13D	Page 8 of 10 pages

On September 30, 2024, the Company initiated a rights offering to holders of Common Stock, as described in the Company’s prospectus supplement dated September 30, 2024, as supplemented by the Company’s prospectus supplement dated October 10, 2024 (the “October Rights Offering”). Pursuant to the October Rights Offering, each holder of Common Stock of record as of September 30, 2024 received at no charge one right for each share of Common Stock, and each right carried with it a basic subscription right, which entitled the holder to purchase 0.063 of a share of Common Stock, and an over-subscription right, which entitled holders that exercised their basic subscription rights in full to subscribe for additional shares of Common Stock that were not purchased by other stockholders pursuant to their basic subscription rights, subject to proration. The subscription rights had a subscription price of $5.05 per whole share of Common Stock.

The October Rights Offering expired at 5:00 p.m., Eastern Time, on October 24, 2024 and was fully subscribed. On November 25, 2024, pursuant to the exercise in full of subscription rights, including over-subscription rights, (a) Mr. Mulacek purchased 507,546 shares of Common Stock for an aggregate subscription price of $2,563,107; (b) PIE purchased 76,899 shares of Common Stock for an aggregate subscription price of $388,340; (c) Big Red Revocable Trust purchased 49,556 shares of Common Stock for an aggregate subscription price of $250,258; (d) Five Sterling LP purchased 49,687 shares of Common Stock for an aggregate subscription price of $250,919; and (e) Mr. Mulacek’s spouse purchased 4,172 shares of Common Stock for an aggregate subscription price of $21,069. The subscription prices were funded using Mr. Mulacek’s personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Mulacek acquired and owns or owned the shares of Common Stock, convertible notes, warrants to purchase Common Stock, stock options and restricted stock units, as described herein, for investment purposes. Mr. Mulacek is a director of the Company and serves as Chairman of the Board. Mr. Mulacek expects that he will continue to receive equity awards as compensation for serving on the Board. Mr. Mulacek may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Company, dispose of any such securities, or engage in discussions with the Company concerning such acquisitions or dispositions or further investments in the Company. Mr. Mulacek intends to review his investment in the Company from time to time and, depending upon his assessment of pertinent factors, including without limitation, the price and availability of shares of Common Stock or other securities of the Company, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to him, general stock market and economic and industry conditions and tax and estate planning considerations, may decide at any time to increase or to decrease the size of his investment in the Company in the open market, in privately negotiated transactions, pursuant to Rule 10b5-1 trading plans or otherwise.

On March 8, 2022, the Company formalized the issuance of preferred stock as was required under the terms of the Company’s May 2021 financing agreements with EEF and issued six shares of Series A Voting Preferred Stock to Mr. Mulacek, one of the principals of EEF, as EEF’s designee. The Series A Voting Preferred Stock was issued in connection with the strategic investment in the Company by EEF. The Series A Voting Preferred Stock is not convertible into the Common Stock or any other security of the Company. For so long as the Series A Voting Preferred Stock is outstanding, the Board will consist of six directors. Three of the directors are designated as the Series A Directors and the three other directors (each, a “common director”) are elected by the holders of Common Stock and/or any Preferred Stock of the Company (other than the Series A Voting Preferred Stock) granted the right to vote on the common directors. The holders of the Series A Voting Preferred Stock have the exclusive right, voting separately and as a single class, to vote on the election, removal and/or replacement of the Series A Directors. Holders of Common Stock or other Preferred Stock of the Company have no right to vote on the Series A Directors. The approval of the holders of the Series A Voting Preferred Stock, voting separately and as a single class, is required to authorize any resolution or other action to issue or modify the number, voting rights or any other rights, privileges, benefits or characteristics of the Series A Voting Preferred Stock, including without limitation, any action to modify the number, structure and/or composition of the Board. Mr. Mulacek serves as a Series A Director of the Company. In the case of any tie vote or deadlock of the Board, Mr. Mulacek currently has the deciding, tie breaking vote.

Except as described in this Schedule 13D, Mr. Mulacek does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D, although Mr. Mulacek, at any time and from time to time, may review, reconsider and change his position and/or change his purpose and/or develop such plans or proposals.

CUSIP NO. 292034 30 3	13D	Page 9 of 10 pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Mulacek is the beneficial owner of 7,126,376 shares of Common Stock, which includes 40,000 shares issuable upon the exercise of stock options that are currently exercisable, or 21.2% of the total issued and outstanding shares of Common Stock.

The ownership percentage included in this Schedule 13D for Mr. Mulacek is based on 33,672,132 outstanding shares of Common Stock as of November 12, 2024, which figure is disclosed in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 13, 2024. In accordance with the rules of the SEC, the 40,000 shares that Mr. Mulacek is deemed to beneficially own by virtue of having a right to acquire upon exercise of the stock options are considered outstanding (and thus added to the above outstanding share number) solely for purposes of calculating his percentage of ownership.

(b)	The responses of Mr. Mulacek to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 292034 30 3	13D	Page 10 of 10 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 27, 2024	/s/ Phil E. Mulacek
Phil E. Mulacek